February 16, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated February 2, 2024 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements

Note 4 - Revenue From Contracts With Customers, page 11

1.	As it relates to your pool operator activities, we note your statement that, “The Company’s ongoing major or central operation is to provide bitcoin transaction verification services to the bitcoin network…” Please revise to indicate, if true, that you also provide these services to the transaction requestor, in addition to the bitcoin network.

Response: The Company acknowledges the Staff’s comment that in addition to providing verification services to the bitcoin network, we also provide these services to the transaction requestor. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

2.	As it relates to your pool participant activities, we note that your reference to “…to provide computing power…” is too general to distinguish whether you provide a good or service and too general to describe the nature of such good or service. Please revise to clarify, if true, that as a pool participant in mining pools not operated by you that you provide a service of performing hash calculations for pool operators.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

3.	Your statement that “The Company currently mines in a self-operated pool” appears to be inconsistent with your disclosure that a pool in which nonconsolidated entities participate does not exist subsequent to May 2022 and, for the period from September 2021 to May 2022, appears to conflate your pool participation activities and your pool operator activities. That is, as it relates to the activities of what you call “a self-operated pool” for all periods, including from September 2021 to May 2022 when nonconsolidated entities participated in your mining pool, it appears that your consolidated financial statements would depict you providing a transaction verification service, not a service of providing hash calculations. Please tell us if our understanding is correct. If our understanding is correct, reconsider the use of this phrase or make appropriate clarifying revision.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

4.	Revise the table so that “Operator - block reward” revenue is not characterized as revenue from contracts with customers. Refer to ASC 606-10-50-4.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

5.	We note your disclosures related to your Operator revenue policy indicating that a contract is deemed to exist at the point in time that the performance obligation is satisfied. Please further revise your disclosure to include your assertions that, if true:

●	the transaction requestor and the bitcoin network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty;

●	for each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and

●	each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully mined.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

6.	Revise your Operator revenue policy to clarify, if true, that the transaction price is fixed as of the inception of each individual contract, contract inception occurs at the same point in time you validate a block, and that you measure such noncash consideration at the point in time the Company successfully validates a block, which is contract inception.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

7.	Consider clarifying the statement within the first sentence of the Participant revenue policy that references “only when the Company-operated mining pool is not available.” We note this statement appears to be referring to the Company’s business practice, rather than describing its accounting policy; however, as it relates to business practice, it is not clear what “not available” means and the frequency of this occurrence. We also note that a Company-operated pool does not exist after May 2022.

Response: The Company acknowledges and agrees with the Staff’s comment. We have removed the reference “only when the Company-operated mining pool is not available” and focused on the accounting policy when we are a participant in third-party pools. From a business practice perspective, we primarily operate as a pool operator and participate in third-party pools when our own pool is not available due to maintenance and other temporary factors. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

8.	For your Participant revenue policy, we note the revised description of your performance obligation in response to prior comment 4. As previously requested, please further revise your disclosures throughout the policy to consistently describe the nature of your performance obligation. That is, revise references to computing power or hash rate to more accurately describe the performance obligation as a service to perform hash calculations for the pool operator. Please make similar revision to references in your Pool Operator policy in which you state that you engaged unrelated third-party mining enterprises (“pool participants”) to “contribute computing power” and to “contribute their hash rate.” In addition, in the 5th paragraph of your Participant revenue policy, please reconsider the appropriateness of referring to this as the “primary” output of your ordinary activities, considering you also generate revenue as a pool operator.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

9.	In your Participant revenue policy, as previously requested, please revise to provide a more precise description of the payout formulas and identify the formula inputs that create variability for each component of the payout formula (i.e., block reward, transaction fee, and pool fee rate). Also, please describe the measurement period for the underlying variables used to calculate the payout (e.g., for the 24-hour period beginning at midnight UTC daily). Also, ensure your disclosure articulates the difference between PPS and FPPS payout methodologies. For example, revise to clarify that, under FPPS, transaction fees are also earned in addition to the block reward. In addition, in your description of rewards paid only when the pool successfully mines a block, replace your references to computing power in describing your fractional share with more precise terms.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

10.	Please refer to the second paragraph in your Participant revenue policy and revise your disclosure to address the following:

●	Clarify, if true, that contract inception occurs once your performance of hash calculations commences. That is, clarify, if true, that your enforceable right to compensation only begins when you commence providing hash calculation services for the mining pool operator;

●	Revise the sentence that starts with “These contracts are period-to-period contracts…” to be more precise. Similarly, remove the example that refers to second, minute or hour. For example, disclose your assertion that each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination and, if true, that as a result the contract is continuously renewed many times throughout the day, such that the duration of each contract is less than daily; and

●	Clarify the statement indicating the implied renewal option is not a material right. More specifically, is it correct that “… there are no upfront or incremental fees in the initial contract…” and “…the terms, conditions, and compensation amounts for the renewal options are at the then market rates”?

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

11.	In your Participant revenue policy, we note your disclosure that, for PPS and FPPS contracts, you measure revenue based on the average daily spot rate of bitcoin. Please tell us and clarify in your disclosure whether this is a simple average and whether the average is computed using spot prices on the date of contract inception. Also, consider replacing the reference to measuring “revenue earned” with “noncash consideration” to better distinguish your policy for measurement pursuant to Step 3 of ASC 606 from recognition pursuant to Step 5 of ASC 606.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

12.	We note that for third-party mining pools in which you participate that pay rewards only when the pool successfully mines a block that you measure noncash consideration using the spot rate of bitcoin at the time that the block is successfully mined. We note that this does not comply with the requirement in ASC 606-10-32-21 to measure noncash consideration at contract inception and is inconsistent with the method you use to measure noncash consideration in your other mine pool participant contracts for which you measure noncash consideration based on the average daily spot rate of bitcoin on the date of contract inception. Please revise to select an accounting policy that uses the same measurement approach for each date, consistently applied for all types of participant contracts, to measure the fair value of noncash consideration on the date of contract inception. Please provide us with your materiality analysis of the impact of this correction on each of the financial statement periods presented.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

Our participation in pools that only pay rewards when the pool successfully mines a block is not a material portion of our total revenues. Below is the revenue from such pools as a percentage of total revenue:

	Year ended December 31,
(in thousands, except %’s)	2023	2022	2021
Braiins (fka Slush) pool revenue	$1,807	$3,926	$—
Total revenues	$387,508	$117,753	$159,163
Braiins as a % of total revenue	0.47%	3.33%	—%

Based on the immateriality of revenue from such pools, we have concluded the impact of the change from measuring revenue at the time a block is successful mined to a consistent methodology of measuring all participant revenue based on the simple average daily spot rate of bitcoin on the date of contract inception would not have a material impact on our results of operations.

13.	Please revise your Participant revenue policy to clarify for each payout method whether variable consideration is constrained and to reference in your disclosure the threshold for application of the constraint articulated in ASC 606-10-32-11. If variable consideration is constrained, clarify in your disclosure whether the uncertainties underlying the constraint are resolved on the date of contract inception.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

14.	In your Participant revenue policy, please revise to disclose when revenue is recognized and how that relates to the date on which control of the contracted service transfers and the date of contract inception. For example, if non-cash consideration is recognized on the same day that control of the contracted service transfers to the mining pool operator and that is the same day as contract inception, revise your disclosure to state this.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 30

15.	We note your response to prior comment 4. As previously requested, please also ensure your disclosures in future filings elaborate on the underlying reasons for the changes in each of the factors contributing to the change in cost of revenues – energy, hosting and other. For example, provide an indication of the impact that uptime and average network difficulty have on your bitcoin production costs.

Response: The Company acknowledges the Staff’s comment. We will elaborate on the underlying reasons for the changes in each of the factors contributing to the change in cost of revenues – energy, hosting and other in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K for the year ended December 31, 2023, and future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Zabi Nowaid, Esq., at zabi.nowaid@mara.com, if you have any further questions or would like to discuss our responses.

Sincerely,
/s/ Salman Khan
Salman Khan
cc: Zabi Nowaid, Esq.	Chief Financial Officer

Exhibit

NOTE 3 – REVENUES

The Company recognizes revenue in accordance with ASC 606. The core principle of the revenue standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, an entity must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized under the accounting contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time, as appropriate.

Application of the five-step model to the Company’s mining operations

The Company’s ongoing major or central operation is to provide bitcoin transaction verification services to the transaction requestor, in addition to the bitcoin network through a Company-operated mining pool as the operator (“Operator”) (such activity, “mining”) and to provide a service of performing hash calculations to third-party pool operators alongside collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”).

The following table presents the Company’s revenues disaggregated for those arrangements in which the Company is the Operator and Participant:

	Year ended December 31,
(in thousands)	2023	2022	2021
Revenues from contracts with customers
Operator - Transaction fees	$	$5,231	$3,317
Participant		4,652	20,903
Total revenues from contracts with customers		9,883	24,220
Operator - Block rewards and other revenue		107,870	134,943
Total revenues	$	$117,753	$159,163

Operator

As Operator, the Company provides transaction verification services to the transaction requestor, in addition to the bitcoin network. Transaction verification services are an output of the Company’s ordinary activities; therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The bitcoin network is not an entity such that it may not meet the definition of a customer; however, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the bitcoin network. The Company is currently entitled to the block reward of 6.25 bitcoin from the bitcoin network upon each successful validation of block. The Company is also entitled to the transaction fees paid by the transaction requester payable in bitcoin for each successful block validation. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

●	The transaction requestor and the bitcoin network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

●	For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully validated.

●	For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract. Contract inception occurs at the same point in time the Company validates a block.

●	The Company measures the non-cash consideration upon contract inception, which occurs at the point in time that the Company validates a block.

●	Upon successfully validating a block, the Company satisfies its lone performance obligation to perform a transaction verification service. The non-cash consideration that the Company is entitled to for successfully validating a block is fixed at the point in time the contract is deemed to exist and the performance obligation is satisfied, therefore the consideration is not variable.

From September 2021 until May 2022, the Company engaged unrelated third-party mining enterprises (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The MaraPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record. The pool participants entered into contracts with the Company as Operator; they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. As Operator, the Company delegated mining work to the pool participants utilizing software that algorithmically assigned work to each individual miner. By virtue of its selection and operation of the software, the Company as Operator controlled delegation of work to the pool participants. This indicated that the Company directed the mining pool participants to contribute their hash calculations to solve in areas that the Company designated. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to MaraPool as revenue, and the portion of the transaction fees and block rewards remitted to MaraPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of noncash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration using the quoted spot rate for bitcoin determined using the Company’s primary trading platform for bitcoin at the time the Company successfully validates a block.

Expenses associated with providing bitcoin transaction verification services, such as hosting fees, electricity costs, and related fees are recorded as cost of revenues. Depreciation on digital asset mining equipment is also recorded as a component of cost of revenues.

Participant

The Company also participates in third-party operated mining pools. When the Company is a Participant in a third-party operated mining pool, the Company provides a service to perform hash calculations to the third-party pool operators. The Company considers the third-party mining pool operators to be its customers under Topic 606. Contract inception and our enforceable right to consideration begins when we commence providing hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. The contracts may be continuously renewed multiple times throughout the day such that the duration of each contract is less than a day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

The payout methodologies differ depending on the type of third-party operated mining pool. Full-Pay-Per-Share (“FPPS”) pools pay block rewards and transaction fees and Pay-Per-Share (“PPS”) pools pay only block rewards. For FPPS and PPS pools, the Company is entitled to consideration even if a block is not successfully validated by the mining pool operator. The Company also participates in third-party mining pools that pay rewards only when the pool successfully validates a block. For these pools, the Company only earns block rewards and transaction fees when the third-party pool successfully validates a block and the reward (block and transaction fees) is the fractional share of the successfully validated block and transaction fees.

The Company participates in the Foundry USA Pool, which rewards all pool members according to the FPPS payout scheme. Daily earnings are calculated from midnight-to-midnight UTC time, and the pool operator settles payments daily. The contracts to provide hash rate calculations to the pool operator may be continuously renewed multiple times throughout the day such that the duration of each individual contract is less than a day. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. The non-cash consideration varies based upon the hash calculations contributed by the Company and the current network difficulty. The non-cash consideration promised in the contract is variable in accordance with paragraphs ASC 606-10-32-5 to 606-10-32-7, however, as such amounts are determined and settled by the pool operator within one day of completing the aggregate contracts, the Company has the ability to estimate the variable consideration with reasonable certainty, such that we have determined the variable consideration is not constrained in accordance with ASC 606-10-32-11 to 606-10-32-13. The Company’s accounting policy is to aggregate the individual contracts that renew multiple times throughout the day in a 24-hour period and measure the non-cash consideration on the date of contract inception (when we commence providing hash calculation services) based on the simple average daily spot rate of bitcoin determined using the Company’s primary trading platform for bitcoin. AThe Company’s accounting for non-cash consideration when it participates in third-party pools that reward members according to the PPS payout scheme is consistent with the accounting for FPPS pools where the only difference is PPS pools pay only block rewards.

The Company also participates in third-party mining pools that pay rewards only when the pool successfully validates a block. For these pools, the Company only earns a reward when the third-party pool successfully mines a block and its reward is the fractional share of the successfully mined block and transaction fees based on the proportion of hash calculations the Company performed for the mining pool operator to the total hash calculations performed by all mining pool participants in validating the block. Contract inception and our enforceable right to consideration begins when the Company commences the performance of hash calculations for the mining pool operator. The non-cash consideration varies based upon whether the third-party mining pool successfully validates a block. The non-cash consideration promised in the contract is variable in accordance with paragraphs ASC 606-10-32-5 to 606-10-32-7, however, as such amounts are determined and settled by the pool operator within one day of completing the aggregate contracts, the Company has the ability to estimate the variable consideration with reasonable certainty, such that we have determined the variable consideration is not constrained in accordance with ASC 606-10-32-11 to 606-10-32-13. The Company’s accounting policy is to measure the non-cash consideration on the date of contract inception (when we commence performance of hash calculations) based on the simple average daily spot rate of bitcoin determined using the Company’s primary trading platform for bitcoin. The measurement of the non-cash consideration is consistent across all third-party pools that the Company participates in.

The Company recognizes the non-cash consideration from third-party operated mining pools in which it participates within a 24-hour period that control of the contracted service transfers to the mining pool operator.

Expenses associated with providing hash calculation services to third-party operated mining pools, such as hosting fees, electricity costs, and related fees, are recorded as cost of revenues. Depreciation on digital asset mining equipment is also recorded as a component of cost of revenues.